Boustead Securities LLC

6 Venture #395

Irvine, CA 92618

July 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moving iMage Technologies, Inc. (“Company”)

Registration Statement on Form S-1

File No. 333-234159

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Boustead Securities, LLC, as representative of the underwriters, hereby joins the request of the Company that the effective date of the above-referenced Registration Statement on Form S-1 be declared effective at 4:30 p.m. (Washington, D.C. time) on July 7, 2021, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, we wish to advise you that the underwriters have distributed as many copies of the preliminary prospectus dated May 21, 2021 to underwriters, dealers, institutions and others as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

Sincerely,

Boustead Securities, LLC

By:	/s/ Keith Moore
Name:	Keith Moore
Title:	Chief Executive Officer